Fortuna reports consolidated financial results for the first quarter 2015

 (All amounts expressed in US dollars, unless otherwise stated)

Vancouver, May 8, 2015: Fortuna Silver Mines Inc. (NYSE: FSM) (TSX: FVI) today reported sales of $39.8 million and net income of $3.9 million in the first quarter of 2015.

Jorge A. Ganoza, President and CEO, commented, “We have made an excellent start to the year operating well within our production and cost guidance and look forward to a year of execution on our key expansion project at the San Jose mine.”  Mr. Ganoza continued, “On March 30th we announced the expansion our credit facility to $60 million giving us access to liquidity of over $130 million, providing significant additional financial flexibility in this period of growth for the Company.”

First quarter consolidated financial highlights:

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Sales of $39.8 million

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Net income of $3.9 million and earnings per share of $0.03

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Cash flow from operations before changes in non-cash working capital of $5.3 million and cash flow per share of $0.04; and EBITDA of $15.2 million

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Cash position, including short term investments, and working capital as at March 31, 2015 were $77.2 million and $86.3 million, respectively

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Silver and gold production of 1,633,169 and 9,739 ounces, respectively

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Cash cost per ounce of payable silver, net of by-product credits was $3.89

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AISCC* per ounce of payable silver was $11.79

* All-in sustaining cash cost is net of by-product credits for gold, lead and zinc

First quarter consolidated financial results

Net income amounted to $3.9 million (Q1 2014: $4.9 million), resulting in basic earnings per share of $0.03 (Q1 2014: $0.04). Net income in Q1 2015 was affected by a 12% reduction in sales as a result of an 18% lower realized silver price as compared to Q1 2014. The negative effect from metal prices was partially offset by lower unit costs at both mines and by lower selling, general and administrative expenses of 42% related to a lower charge on share-based compensation of $1.9 million from mark-to-market effects and lower corporate expenses of $0.7 million.

Silver sold decreased 1% to 1,624,326 ounces while the realized silver price decreased 18% to $16.65 per ounce from the prior year period. Gold sold increased 11% to 9,674 ounces, while the realized gold price decreased 6% to $1,215.57 per ounce, from the prior year period. Sales comprised 61% silver and 23% gold.

Cash flow from operations, before changes in working capital and after income taxes paid decreased 69% to $5.3 million (Q1 2014: $16.9 million). Most of the decrease is related to timing issues in the payment of income taxes at our Mexican operation, which resulted in total payments of $9.6 million (Q1 2014: $1.1 million).   EBITDA for the period was $15.2 million, 16% below the $18.0 million recorded in Q1 2014.

Summary of financial results

	Three months ended March 31,
(Expresed in $ millions)	2015	2014	% Chg
Sales	$39.8	$45.5	(13%)
Cost of Sales	27.2	28.3	(4%)
Mine operating earnings *	$12.6	$17.2	(27%)
as a % of Sales	32%	38%	(16%)
Selling, general and administrative expenses	4.6	7.9	(42%)
Operating income	8.0	9.3	(14%)
as a % of Sales	20%	20%	(2%)
Income before tax	8.2	9.1	(10%)
Net income	3.9	4.9	(20%)
as a % of Sales	10%	11%
Operating cash flow before changes in working capital *	$5.3	$16.9	(69%)

Note: * Mine operating earnings and Operating cash flow per share before changes in working capital are non-GAAP financial measures

First quarter consolidated operating results

	Three months ended March 31,
	2015			2014
Consolidated Metal Production	Caylloma	San Jose	Consolidated	Caylloma	San Jose	Consolidated
Silver (oz)	535,959	1,097,210	1,633,169	539,824	997,035	1,536,859
Gold (oz)	372	9,367	9,739	524	7,627	8,150
Lead (000's lbs)	4,346	-	4,346	3,893	-	3,893
Zinc (000's lbs)	7,534	-	7,534	6,529	-	6,529
Production cash cost (US$/oz Ag)*	6.59	2.59	3.89	6.92	3.59	4.75
All-in sustaining cash cost (US$/oz Ag)*	10.99	9.37	11.79	13.18	14.41	16.52

* Net of by-product credits from gold, lead and zinc

Silver and gold production totaled 1,633,169 and 9,739 ounces, respectively.  Compared with the prior-year period, silver and gold production increased 6% and 19% explained largely by the commissioning of San Jose´s mill expansion from 1,800 to 2,000 tpd in April 2014 (see Fortuna news release dated April 14, 2014).  The company is on schedule to produce 6.5 million ounces of silver and 35.3 thousand ounces of gold or 8.6 million Ag Eq* ounces in 2015. (*) Ag Eq calculated using silver to gold ratio of 60 to 1.

All-in sustaining cash cost per ounce of payable silver, net of by-product credits, decreased to $11.79  per ounce (Q1 2014: $16.52) as a result of higher payable ounces of silver and lower sustaining capital expenditures. All-in sustaining cash cost per ounce of payable silver was below the annual guidance of $16.61 per ounce.  In the subsequent quarters we expect planned sustaining capital expenditures to increase resulting in an annual all-in sustaining cash cost per ounce to be in line with guidance for the year.

San Jose Mine, Mexico

	QUARTERLY RESULTS
	Three months ended March 31,
	2015	2014
Mine Production	San Jose	San Jose
Tonnes milled	178,647	150,708
Average tonnes milled per day	2,053	1,748

Silver
Grade (g/t)	215	229
Recovery (%)	89	90
Production (oz)	1,097,210	997,035
Gold
Grade (g/t)	1.83	1.74
Recovery (%)	89	90
Production (oz)	9,367	7,627
Unit Costs
Production cash cost (US$/oz Ag)*	2.59	3.59
Production cash cost (US$/tonne)	59.79	66.61
Unit Net Smelter Return (US$/tonne)	142.53	172.52
All-in sustaining cash cost (US$/oz Ag)*	9.37	14.41

* Net of by-product credits from gold

Silver and gold production was 10% and 23%, respectively, above production in the prior year period. The increases are the result of higher throughput of 19% and of higher head grade for gold of 5%. Production for the quarter was in line with our guidance.

Work on the third expansion of San Jose from 2,000 to 3,000 tpd is moving forward as planned, with detail engineering and purchase orders for major equipment well advanced. We plan to commission by mid-year 2016. At this new rate of production, the company will target consolidated annual production of approximately nine million ounces of silver and fifty-five thousand ounces of gold.

Cash cost per tonne of processed ore for the three months ended March 31, 2015 was $59.79/t, or 10% below the cost in the prior year period due mainly to 19% higher throughput; a 16% devaluation of the peso; and lower milling costs related to energy rates; and, was below the annual guidance of $62.71/t. All-in sustaining cash cost per payable ounce of silver, net of by-product credits, was $9.37 for the three months ended March  31, 2015 (refer to non-GAAP financial measures), below the annual guidance of $16.27.

Caylloma Mine, Peru

	QUARTERLY RESULTS
	Three months ended March 31,
	2015	2014
Mine Production	Caylloma	Caylloma
Tonnes milled	114,451	114,115
Average tonnes milled per day	1,301	1,297

Silver
Grade (g/t)	171	174
Recovery (%)	85	85
Production (oz)	535,959	539,824
Gold
Grade (g/t)	0.28	0.32
Recovery (%)	36	44
Production (oz)	372	524
Lead
Grade (%)	1.86	1.66
Recovery (%)	93	93
Production (000's lbs)	4,346	3,893
Zinc
Grade (%)	3.30	2.87
Recovery (%)	91	90
Production (000's lbs)	7,534	6,529
Unit Costs
Production cash cost (US$/oz Ag)*	6.59	6.92
Production cash cost (US$/tonne)	83.99	87.85
Unit Net Smelter Return (US$/tonne)	128.96	148.59
All-in sustaining cash cost (US$/oz Ag)*	10.99	13.18

* Net of by-product credits from gold, lead and zinc

Silver production was 1% below production in the prior year period due to slightly lower head grade. Zinc production increased 15% as a result of higher head grade and slightly higher metallurgical recoveries. Lead production increased 12% as a result of higher head grade.

Cash cost per tonne at Caylloma for the three months ended March 31, 2015 was $83.99 per tonne of processed ore, a decrease of 4% from the prior year period due to lower indirect costs related to headcount; lower distribution cost related to zinc concentrate transport; and, a 10% devaluation of the soles; and 7% below annual guidance of $90.29/t. Caylloma’s all-in sustaining cash cost per payable ounce of silver, net of by-product credits, at Caylloma for the three months year ended March 31, 2015 was $10.99, below the annual guidance of $12.78 (refer to non-GAAP financial measures).

The financial statements and MD&A are available on SEDAR and have also been posted on the company's website at http://www.fortunasilver.com/s/financial_reports.asp.

Conference call to review first quarter financial and operations results

Date:  Monday, May 11, 2015

Time: 9:00 a.m. Pacific | 12:00 p.m. Eastern

Dial in number (Toll Free): +1.877.407.8035

Dial in number (International): +1.201.689.8035

Replay number (Toll Free): +1.877.660.6853

Replay number (International): +1.201.612.7415

Replay Passcode: 13608544

Playback of the webcast will be available until August 11, 2015.  Playback of the conference call will be available until May 25, 2015 at 11:59 p.m. Eastern.  In addition, a transcript of the call will be archived in the company’s website: http://www.fortunasilver.com/s/financial_reports.asp.

About Fortuna Silver Mines Inc.

Fortuna is a growth oriented, silver and base metal producer focused on mining opportunities in Latin America.  Our primary assets are the Caylloma silver Mine in southern Peru and the San Jose silver-gold Mine in Mexico.  The company is selectively pursuing acquisition opportunities throughout the Americas. For more information, please visit our website at www.fortunasilver.com.

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO and Director

Fortuna Silver Mines Inc.

Trading symbols: NYSE: FSM | TSX: FVI

Investor Relations:

Carlos Baca- T (Peru): +51.1.616.6060, ext. 0

Forward looking Statements

This news release contains forward looking statements which constitute “forward looking information” within the meaning of applicable Canadian securities legislation and “forward looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 (collectively, “Forward looking Statements”). All statements included herein, other than statements of historical fact, are Forward looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward looking Statements. The Forward looking Statements in this news release may include, without limitation, statements about the Company’s plans for its mines and mineral properties; the Company’s business strategy, plans and outlook; the merit of the Company’s mines and mineral properties; mineral resource and reserve estimates; timelines; the future financial or operating performance of the Company; expenditures; approvals and other matters. Often, but not always, these Forward looking Statements can be identified by the use of words such as “estimate”, “estimates”, “estimated”, “potential”, “open”, “future”, “assumed”, “projected”, “used”, “detailed”, “has been”, “gain”, “upgraded”, “offset”, “limited”, “contained”, “reflecting”, “containing”, “remaining”, “to be”, “periodically”, or statements that events, “could” or “should” occur or be achieved and similar expressions, including negative variations.

Forward looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward looking Statements. Such uncertainties and factors include, among others, changes in general economic conditions and financial markets; changes in prices for silver and other metals; technological and operational hazards in Fortuna’s mining and mine development activities; risks inherent in mineral exploration; uncertainties inherent in the estimation of mineral reserves, mineral resources, and metal recoveries; governmental and other approvals; political unrest or instability in countries where Fortuna is active; labor relations issues; as well as those factors discussed under “Risk Factors” in the Company's Annual Information Form. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward looking Statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

Forward looking Statements contained herein are based on the assumptions, beliefs, expectations and opinions of management, including but not limited to expectations regarding mine production costs; expected trends in mineral prices and currency exchange rates; the accuracy of the Company’s current mineral resource and reserve estimates; that the Company’s activities will be in accordance with the Company’s public statements and stated goals; that there will be no material adverse change affecting the Company or its properties; that all required approvals will be obtained; that there will be no significant disruptions affecting operations and such other assumptions as set out herein. Forward looking Statements are made as of the date hereof and the Company disclaims any obligation to update any Forward looking Statements, whether as a result of new information, future events or results or otherwise, except as required by law. There can be no assurance that Forward looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, investors should not place undue reliance on Forward looking Statements.